Exhibit 99.73

Execution Version

FOURTH AMENDMENT TO LOAN DOCUMENTS

This FOURTH AMENDMENT TO LOAN DOCUMENTS (this “Amendment”), dated as of June 2, 2020, is entered into by and among AKUMIN INC., an Ontario corporation (“Holdings”), Akumin Corp., a Delaware corporation (the “Borrower”), BBVA USA, an Alabama banking corporation f/k/a Compass Bank, in its capacity as a Swing Line Lender, an L/C Issuer and Administrative Agent (the “Administrative Agent”), and the Lenders (defined below) party hereto.

RECITALS

WHEREAS, the Borrower, Holdings, the Administrative Agent and certain banks and other financial institutions (the “Existing Lenders”) are parties to that certain Credit Agreement, dated as of August 15, 2018 (as amended by that certain First Amendment to Loan Documents dated as of May 31, 2019, that certain Second Amendment to Loan Documents dated as of August 8, 2019, that certain Third Amendment to Loan Documents dated as of September 25, 2019, and as further amended, restated, extended, supplemented or otherwise modified from time to time, the “Credit Agreement” and the Credit Agreement prior to giving effect to this Amendment being referred to as the “Existing Credit Agreement”), pursuant to which the Existing Lenders have extended revolving credit facilities and term loan facilities to the Borrowers; and

WHEREAS, the Loan Parties have requested that the Existing Lenders and the other financial institutions providing any portion of the Revolver Increase (as defined below), if any (collectively, the Existing Lenders and such additional financial institutions, if any, the “Lenders”) agree to amend certain provisions of the Existing Credit Agreement, as more particularly set forth below, and the Lenders party to this Amendment (after giving effect to the Facility Adjustments (defined below)) are willing to effect such amendments, as provided in, and on the terms and conditions contained in, this Amendment;

WHEREAS, the Loan Parties have also requested that the Existing Credit Agreement be amended to provide for an increase of the aggregate Revolving Credit Commitments from $50,000,000 to $69,000,000 (the “Revolver Increase”), and the Lenders party hereto (including each Lender providing any portion of the Revolver Increase) are willing to amend the Credit Agreement to provide for the Revolver Increase as provided in, and on the terms and conditions contained in, this Amendment and in the Credit Agreement;

WHEREAS, the Lenders party hereto are willing to consent to the requested amendments to the Existing Credit Agreement, and the Revolver Increase and the related Facility Adjustments, all as provided in, and on the terms and conditions contained in, this Amendment.

NOW, THEREFORE, for valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree, as applicable, as follows:

1. Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the meanings, if any, assigned to such terms in the Credit Agreement.

2. Amendments to Existing Credit Agreement. Subject to the terms and conditions hereof and in accordance with Section 10.01 of the Existing Credit Agreement:

(a) the Existing Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the amended pages to the Existing Credit Agreement attached hereto as Annex I; and

(b) solely with respect to the Revolving Credit Facility (including the Revolving Credit Commitments and the Applicable Percentage with respect to the Revolving Credit Facility), the Schedule 2.01 to the Existing Credit Agreement is replaced with the revised Schedule 2.01 attached as Annex II to this Amendment (and after the Fourth Amendment Effective Date (as defined in the Credit Agreement), any references in the Credit Agreement to Schedule 2.01 with respect to the Revolving Credit Facility as of any particular date shall be deemed to mean Schedule 2.01 as of the Fourth Amendment Effective Date).

(c) A new Schedule 6.33 is added to the Credit Agreement and is attached as Annex III to this Amendment

3. Facility Adjustments.

(a) Upon the Fourth Amendment Effective Date (defined below), the Revolving Credit Commitments shall be increased by the Revolver Increase and such increased amount of Revolving Credit Commitments shall be made available by the applicable Lenders so that, after giving effect thereto, the aggregate amount of the Revolving Credit Commitments of each applicable Lender shall be as set forth on Schedule 2.01 to the Credit Agreement included in Annex I hereto.

(b) Notwithstanding anything to the contrary in the Existing Credit Agreement or the Credit Agreement, in connection with the increase of the Revolving Credit Commitments hereunder, each party hereto agrees (i) that the requisite assignments shall be deemed to be made in such amounts among the Lenders, and from each Lender to each other applicable Lender, with the same force and effect as if such assignments were evidenced by an Assignment and Assumption as required under the Existing Credit Agreement and (ii) to any adjustments to be made to the Register to effectuate such reallocations and assignments. In connection therewith, (x) any reallocation among the applicable Lenders resulting from the Facility Adjustments, (y) the repayment of any Revolving Credit Loans necessary in connection with the Facility Adjustments (if any), and (z) any reallocation among the applicable Lenders of outstanding Revolving Credit Loans resulting from the Facility Adjustments (if any), shall in each case all occur on the Fourth Amendment Effective Date in connection with the effectiveness of this Amendment, and the Administrative Agent may make such adjustments between and among the applicable Lenders (including adjustments to participations under the Credit Agreement in outstanding Letters of Credit and Swing Line Loans) as are reasonably necessary to effectuate the Facility Adjustments, so that the outstanding Revolving Credit Commitments are as set forth on the revised Schedule 2.01 to the Credit Agreement included in Annex I hereto as of the Fourth Amendment Effective Date and the outstanding Revolving Credit Loans on the Fourth Amendment Effective Date are held by the applicable Lenders in accordance with their respective Applicable Percentage of the Revolving Credit Facility (the Revolver Increase, and the assignments, adjustments and reallocations set forth in this sentence, collectively, the “Facility Adjustments”). Notwithstanding anything to the contrary in Section 10.06 of the Existing Credit Agreement, the Credit Agreement or this Amendment, no other documents or instruments, including any Assignment and Assumption, shall be executed in connection with these assignments (all of which requirements are hereby waived), and such assignments shall be deemed to be made with all applicable representations, warranties and covenants as if evidenced by an Assignment and Assumption.

(c) Notwithstanding anything to the contrary in the Existing Credit Agreement or the Credit Agreement, each Lender agrees that (i) the Facility Adjustments provided by this Amendment shall each be effective upon the Fourth Amendment Effective Date immediately prior to the effectiveness of the amendments set forth in Section 2 above, (ii) the conditions to effectiveness of the Facility Adjustments and the amendments set forth in Section 2 above are limited to the conditions to the effectiveness of this Amendment on the Fourth Amendment Effective Date as set forth below and (iii) the Revolver Increase shall not constitute utilization of the $100,000,000 limit on increases to the facilities provided under Section 2.14 of the Existing Credit Agreement or of the Credit Agreement.

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4. [Reserved.]

5. Representations and Warranties. The Borrower and each of the other Loan Parties, by its execution of this Amendment, hereby represents and warrants to the Administrative Agent and the Lenders as of the Fourth Amendment Effective Date as follows (it being understood that any representation in this Section 5 or in Section 6 below that is modified by “Material Adverse Effect” shall utilize the definition of such term giving effect to this Amendment):

(a) the execution, delivery and performance by each Loan Party of this Amendment and the Credit Agreement as so amended have in each case been duly authorized by all necessary corporate or other organizational action and do not and will not (i) require any consent or approval of the shareholders or members of such Loan Party, (ii) violate any provision of any law, rule, regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System), order, writ, judgment, injunction, decree, determination, or award presently in effect having applicability to such Loan Party or of the constitutional documents, charter or bylaws of such Loan Party, (iii) result in a breach of or constitute a default under any material indenture or loan or credit agreement or any other material agreement, lease, or instrument to which such Loan Party is a party or by which it or its properties may be bound or affected, or (iv) result in the creation of a Lien of any nature upon or with respect to any of the properties now owned or hereafter acquired by such Loan Party (other than Permitted Liens);

(b) this Amendment has been duly executed and delivered by each Loan Party, and this Amendment, the Credit Agreement and each other Loan Document (in each case, as amended hereby) constitutes a legal, valid and binding obligation of the Loan Parties, enforceable against each such Loan Party in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Debtor Relief Laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies;

(c) the representations and warranties of each Loan Party contained in Article V of the Credit Agreement and in each other Loan Document are true and correct in all material respects on and as of the Fourth Amendment Effective Date, except to the extent that such representations and warranties specifically relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date, and except that for purposes of this clause (c), the representations and warranties contained in Section 5.05 of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, as applicable; and

(d) after the effectiveness of this Amendment on the Fourth Amendment Effective Date, any borrowing of Loans and the provision of the Revolver Increase and the Facility Adjustments set forth herein, no Default or Event of Default has occurred and is continuing.

6. Effectiveness; Conditions Precedent. The effectiveness of this Amendment and the amendments to the Credit Agreement herein provided are subject to the satisfaction of the following conditions precedent (the date of such satisfaction, the “Fourth Amendment Effective Date”):

(a) Receipt by the Administrative Agent of at least one fully executed copy of this Amendment, executed by (i) Holdings, (ii) the Borrower, (iii) Lenders sufficient to constitute Required Lenders (after giving effect to the Revolver Increase, any Joining Lender and the Facility Adjustments), (iv) Lenders sufficient to constitute Required Revolving Lenders (after giving effect to the Revolver Increase, any Joining Lender and the Facility Adjustments), (v) each Lender providing any portion of the Revolver Increase, and (vi) the Administrative Agent.

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(b) Receipt by the Administrative Agent of a true and correct copy of (i) the Organization Documents of each Loan Party and an incumbency certificate with respect to any Loan Parties’ officers executing this Amendment, certified by a Responsible Officer (which may include bring-down certifications in lieu of attaching Organization Documents and incumbency signatures, as reasonably satisfactory to the Administrative Agent), and (ii) resolutions of the board of directors (or an authorized committee thereof), the manager, general partner or equivalent governing body of each Loan Party authorizing the Amendment (including the Revolver Increase) and certified by a Responsible Officer (which may reference resolutions previously delivered in connection with transactions under the Existing Credit Agreement, as reasonably satisfactory to the Administrative Agent).

(c) Receipt by the Administrative Agent of a certificate signed by a Responsible Officer of Holdings dated as of the Fourth Amendment Effective Date certifying that:

(i) the representations and warranties of each Loan Party contained in Section 5 above, in any other Loan Document, or which are contained in any document furnished at any time under or in connection with this Amendment, the Credit Agreement or any other Loan Document, are true and correct on and as of the Fourth Amendment Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this clause (c)(i), the representations and warranties contained in Sections 5.05(a) and (b) of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, respectively;

(ii) no Default exists immediately prior to, or immediately after, the Fourth Amendment Effective Date (and the effectiveness of this Amendment and the Revolver Increase);

(iii) Holdings and its Subsidiaries are Solvent, on a consolidated basis, after giving effect to the Amendment, the Revolver Increase and any Revolving Credit Borrowing (and use of proceeds thereof) to occur on the Fourth Amendment Effective Date; and

(iv) since December 31, 2019, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Credit Agreement, giving effect to this Amendment).

(d) Both (i) the Administrative Agent and each Lender shall have received at least three Business Days before the Fourth Amendment Effective Date all documentation and other information about the Loan Parties and their Subsidiaries that shall have been reasonably requested by the Administrative Agent or a Lender in writing at least five Business Days prior to the Fourth Amendment Effective Date and that the Administrative Agent and/or any Lender reasonably determines is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation Canadian AML Acts and the USA Patriot Act (provided that such information shall, to the extent requested at least 10 Business Days prior to the Fourth Amendment Effective Date, have been provided at least five Business Days prior to the Fourth Amendment Effective Date) and (ii) at least ten Business Days prior to the Fourth Amendment Effective Date, if the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation then the Borrower shall deliver, to each Lender that so requests, a Beneficial Ownership Certification in relation to the Borrower.

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(e) The Borrower and/or Holdings shall have paid (i) all fees owing to the Administrative Agent, BBVA Securities Inc. (“BSI”) and/or the Lenders as are provided pursuant to that certain fee letter dated as of May 5, 2020 by and among Holdings, the Administrative Agent and BSI and (ii) all reasonable and documented expenses of the Administrative Agent accrued through the date of this Amendment (including, without limitation, reasonable legal fees and out-of-pocket expenses for which invoices have been presented at least one Business Day (or such shorter time as Holdings or the Borrower may agree) prior to the Fourth Amendment Effective Date, but without prejudice of final settling thereof after the Fourth Amendment Effective Date), with respect to this Amendment and the Credit Agreement.

Without limiting the generality of the provisions of Section 9.04 of the Credit Agreement, for purposes of determining compliance with the conditions specified in this Section 6, each Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Fourth Amendment Effective Date specifying its objection thereto.

7. No Novation; Reaffirmation. Neither the execution and delivery of this Amendment nor the consummation of any other transaction contemplated hereunder is intended to constitute a novation of the Credit Agreement or of any of the other Loan Documents or any obligations thereunder. Each of the Loan Parties (a) acknowledges and consents to all of the terms and conditions of this Amendment, (b) affirms all of the obligations of such Loan Party under the Loan Documents as amended hereby, (c) agrees that this Amendment and all documents executed in connection herewith do not operate to reduce or discharge any Loan Party’s obligations under the Loan Documents, and (d) confirms that the Collateral Documents and the Liens granted thereunder remain in full force and effect notwithstanding the entry into this Amendment.

8. Miscellaneous.

(a) Except as herein expressly amended, all terms, covenants and provisions of the Existing Credit Agreement and each other Loan Document are and shall remain in full force and effect. All references in any Loan Document to the “Credit Agreement” or “this Agreement” (or similar terms intended to reference the Credit Agreement) or any references to any “Loan Document” shall henceforth refer to the Credit Agreement as amended by this Amendment or the Loan Documents as amended by this Amendment, as applicable. This Amendment shall be deemed incorporated into, and a part of, the Credit Agreement.

(b) This Amendment shall be binding upon and inure to the benefit of the parties hereto, each other Lender and each other Loan Party, and their respective successors and assigns.

(c) THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK AND (WITHOUT LIMITATION OF THE FOREGOING) SHALL OTHERWISE BE SUBJECT TO THE PROVISIONS OF SECTIONS 10.14 AND 10.15 OF THE CREDIT AGREEMENT RELATING TO GOVERNING LAW, VENUE AND WAIVER OF RIGHT TO TRIAL BY JURY, THE PROVISIONS OF WHICH ARE BY THIS REFERENCE INCORPORATED HEREIN IN FULL.

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(d) This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Amendment shall become effective upon satisfaction of the conditions set forth in Section 6 hereof. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Amendment. This Amendment may not be amended except in accordance with the provisions of Section 10.01 of the Credit Agreement.

(e) If any provision of this Amendment or the other Loan Documents is held to be illegal, invalid or unenforceable, (i) the legality, validity and enforceability of the remaining provisions of this Amendment and the other Loan Documents shall not be affected or impaired thereby and (ii) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(f) The Borrower agrees to pay, in accordance with and subject to the limitations in Section 10.04 of the Credit Agreement, all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates in connection with the preparation, execution, delivery, administration of this Amendment and the other instruments and documents to be delivered hereunder.

(g) None of this Amendment, the Credit Agreement, nor any other Loan Document shall release, limit or impair in any way the priority of any security interests and liens held by the Administrative Agent for the benefit of the Secured Parties against any assets of Holdings, the Borrower, any other Borrower, or any Guarantor arising under the Credit Agreement or any other Loan Documents, as each may be amended, restated, supplemented or modified from time to time.

(h) Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Existing Credit Agreement, the Credit Agreement, or any other Loan Document. Except as expressly set forth herein, nothing herein shall be deemed to entitle Holdings, the Borrower or any other Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Existing Credit Agreement, the Credit Agreement or any other Loan Document in similar or different circumstances.

(i) This Amendment shall constitute a “Loan Document” under and as defined in the Credit Agreement.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

AKUMIN INC., as Holdings

By:	(signed) “Mohammad Saleem”
Name:	Mohammad Saleem
Title:	Chief Financial Officer

AKUMIN CORP., as the Borrower

By:	(signed) “Mohammad Saleem”
Name:	Mohammad Saleem
Title:	Chief Financial Officer

AKUMIN HOLDINGS CORP., as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

ADVANCED DIAGNOSTIC GROUP, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

ADVANCED DIAGNOSTIC RESOURCES, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

ADVANCED DIAGNOSTIC HOLDINGS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

[Fourth Amendment to Loan Documents – Signature Page]

AFO IMAGING, INC., as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

AKUMIN FL, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

AKUMIN FLORIDA HOLDINGS, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

AKUMIN HEALTH ILLINOIS, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

AKUMIN IMAGING TEXAS, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

DELAWARE OPEN MRI RADIOLOGY ASSOCIATES, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

ELITE IMAGING, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

[Fourth Amendment to Loan Documents – Signature Page]

ELITE RADIOLOGY OF GEORGIA, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

IMAGING CENTER OF WEST PALM BEACH LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

JEANES RADIOLOGY ASSOCIATES, LLC,as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

LCM IMAGING, INC., as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

LEBANON DIAGNOSTIC IMAGING, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PMI PARTNERS, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

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PREFERRED IMAGING AT THE MEDICAL CENTER, LLC, as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING HEB, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF AUSTIN, LLC,as Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING AT CASA LINDA PLAZA, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF CORINTH, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF DENTON, LLC,as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

[Fourth Amendment to Loan Documents – Signature Page]

PREFERRED IMAGING OF FORT WORTH, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF FRISCO, LLC,as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF GARLAND, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF GRAPEVINE/COLLEYVILLE, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF IRVING, LLC,as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF MCKINNEY, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

[Fourth Amendment to Loan Documents – Signature Page]

PREFERRED IMAGING OF MESQUITE, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING OF PLANO, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED IMAGING ON PLANO PARKWAY, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

PREFERRED OPEN MRI, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

RITTENHOUSE IMAGING CENTER, LLC,as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

ROSE RADIOLOGY CENTERS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

[Fourth Amendment to Loan Documents – Signature Page]

ROUND ROCK IMAGING, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

SYNCMED, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

TIC ACQUISITION HOLDINGS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

VISTA PEM PROVIDERS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

WILKES-BARRE IMAGING, L.L.C., as a Guarantor

By:	(signed) “Rohit Navani”
Name:	Rohit Navani
Title:	Chief Operating Officer

[Fourth Amendment to Loan Documents – Signature Page]

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BBVA USA (f/k/a Compass Bank), as Administrative Agent

By:	(signed) “Kyle Sederstrom”
Name:	Kyle Sederstrom
Title:	Vice President

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BBVA USA (f/k/a Compass Bank), as a Lender

By:	(signed) “Kyle Sederstrom”
Name:	Kyle Sederstrom
Title:	Vice President

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THE BANK OF NOVA SCOTIA, as a Lender

By:	(signed) “Beatriz Martinez”
Name:	Beatriz Martinez
Title:	Director National Accounts

By:	(signed) “Dan Cameron”
Name:	Dan Cameron
Title:	Director National Accounts

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NATIONAL BANK OF CANADA, as a Lender

By:	(signed) “David Sellitto”
Name:	David Sellitto
Title:	Director

By:	(signed) “David Torrey”
Name:	David Torrey
Title:	Managing Director

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BANKUNITED, N.A., as a Lender

By:	(signed) “James P. Craig”
Name:	James P. Craig
Title:	SVP-Healthcare Practice Leader

By:
Name:
Title:

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A-CAP INVESTMENTS RATED LLC, as a Lender

By:	(signed) “Edward Zhu”
Name:	Edward Zhu
Title:	Portfolio Manager

By:
Name:
Title:

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BCSSS HOLDCO UK LIMITED, as a Lender

By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory

By:
Name:
Title:

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COMVEST CAPITAL IV DB OFFSHORE SPV LLC, as a Lender

By: Comvest Capital IV International, L.P., Its Sole Member

By: Comvest Capital IV Partners, L.P., Its General Partner

By: Comvest Capital IV Partners UGP, LLC, Its General Partner

By:	(signed) “Jason Gelberd”
Name:	Jason Gelberd
Title:	Partner

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COMVEST CAPITAL IV DB SPV LLC, as a Lender

By: Comvest Capital IV International, L.P., Its Sole Member

By: Comvest Capital IV Partners, L.P., Its General Partner

By: Comvest Capital IV Partners UGP, LLC, Its General Partner

By:	(signed) “Jason Gelberd”
Name:	Jason Gelberd
Title:	Partner

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COMVEST CAPITAL IV, L.P., as a Lender

By: Comvest Capital IV Partners, L.P., Its General Partner

By: Comvest Capital IV Partners UGP, LLC, Its General Partner

By:	(signed) “Jason Gelberd”
Name:	Jason Gelberd
Title:	Partner

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COMVEST CAPITAL IV (LUXEMBOURG) MASTER FUND, SCSP, as a Lender

By: Comvest Capital Advisors LLC as its Investment Manager

By:	(signed) “Jason Gelberd”
Name:	Jason Gelberd
Title:	Partner

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GREAT LAKES KCAP F3C SENIOR, LLC, as a Lender

By:	(signed) “Dayl Pearson”
Name:	Dayl Pearson
Title:	Authorized Signatory

By:
Name:
Title:

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GREAT LAKES PORTMAN RIDGE FUNDING LLC, as a Lender
By: Portman Ridge Finance Corporation, its Portfolio Manager
By:	(signed) “Patrick Schafer”
Name:	Patrick Schafer
Title:	Authorized Signatory

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HGC SPV, LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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H.I.G. WHITEHORSE TRINITY CREDIT, LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory

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H.I.G. WHITEHORSE TRI-STAR CREDIT, LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory

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MPS HOLDCO UK LIMITED, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory

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SWISS CAPITAL HYS PRIVATE DEBT FUND, L.P., as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory

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SWISS CAPITAL HYS PRIVATE DEBT OFFSHORE SP, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory

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NJ/TCW DIRECT LENDING LLC
By: TCW Asset Management Company LLC, its
Investment Advisor
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director
RELIANCE STANDARD LIFE INSURANCE
COMPANY
By: TCW Asset Management Company LLC
Its: Investment Manager and Attorney-in-Fact
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director
SAFETY NATIONAL CASUALTY CORPORATION
By:TCW Asset Management Company LLC
Its: Investment Manager and Attorney-in-Fact
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director
TCW BRAZOS FUND LLC
By: TCW Asset Management Company LLC, its
Investment Advisor
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director

[Fourth Amendment to Loan Documents – Signature Page]

TCW DIRECT LENDING STRUCTURED
SOLUTIONS 2019 LLC
By: TCW Asset Management Company
LLC, its Investment Manager

By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director

TCW SKYLINE LENDING, L.P.
By: TCW Asset Management Company LLC, its
Investment Advisor
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director
TMD-DL HOLDINGS, LLC
By: TCW Asset Management Company LLC
Its: Investment Manager and Attorney-in-Fact
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director
U.S. SPECIALTY INSURANCE COMPANY
By: TCW Asset Management Company LLC
Its: Investment Manager and Attorney-in-Fact
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director

[Fourth Amendment to Loan Documents – Signature Page]

WEST VIRGINIA DIRECT LENDING LLC
By: TCW Asset Management Company LLC,
Its Investment Advisor
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director
TCW DIRECT LENDING VII FINANCING LLC
By: TCW Asset Management Company LLC,
its Collateral Manager
By:	(signed) “Mark Gertzof”
Name:	Mark Gertzof
Title:	Managing Director

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THORNEY ISLAND LIMITED PARTNERSHIP, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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WHF STRS CREDIT I LLC, as a Lender
By:	(signed) “Joyson Thomas”
Name:	Joyson Thomas
Title:	Authorized Signatory
By:
Name:
Title:

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WHITEHORSE OFFSHORE CREDIT
OPPORTUNITIES I, LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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WHITEHORSE ONSHORE CREDIT
OPPORTUNITIES I SPV, LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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WHPL SPV I OFFSHORE LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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WHPL SPV I LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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WHPL SPV I CLASS A LLC, as a Lender
By:	(signed) “Richard Siegel”
Name:	Richard Siegel
Title:	Authorized Signatory
By:
Name:
Title:

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Annex I

(to Fourth Amendment to Loan Documents)

[Insert Credit Agreement changed pages]

~~Execution Version~~Changed Pages Attached

as Annex I to Fourth Amendment

~~NOTE: This conformed document is being provided solely for ease of review and convenience. Neither McGuireWoods, LLP, BBVA nor any of their affiliates makes any representation or warranty as to the accuracy of this document. Parties should rely solely on their review of the credit agreement and amendments.~~

CREDIT AGREEMENT

(as amended by the First Amendment to Loan Documents dated as of May 31, 2019, ~~and conformed to add~~by the Second Amendment to Loan Documents dated as of August 8, 2019 ~~and conformed to~~, by the Third Amendment to Loan Documents dated as of September 25, 2019 and by the Fourth Amendment to Loan Documents dated as of June 2, 2020)

Dated as of August 15, 2018

among

AKUMIN INC.,

as Holdings,

AKUMIN CORP.,

as the Borrower,

BBVA USA (f/k/a COMPASS BANK),

as Administrative Agent, Swing Line Lender and L/C Issuer,

the Other Lenders Party Hereto

THE BANK OF NOVA SCOTIA,

as Syndication Agent,

BANKUNITED,

HIG WHITEHORSE,

TCW ASSET MANAGEMENT COMPANY LLC and

COMVEST CAPITAL IV, L.P.,

as Co-Documentation Agents

and

BBVA SECURITIES INC.,

as Lead Arranger and Sole Bookrunner

Section		Page
ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

1.01	Defined Terms	1
1.02	Other Interpretive Provisions	~~40~~1
1.03	Accounting Terms.	~~40~~1
1.04	Rounding	~~41~~1
1.05	Times of Day	~~41~~1
1.06	Certain Calculations	~~41~~1
1.07	Letter of Credit Amounts	~~41~~1
1.08	Limited Condition Acquisitions and Financial Covenants	~~41~~1

ARTICLE II
THE COMMITMENTS AND CREDIT EXTENSIONS

2.01	The Loans.	~~42~~1
2.02	Borrowings, Conversions and Continuations of Loans.	~~42~~1
2.03	Letters of Credit	~~44~~1
2.04	Swing Line Loans	~~51~~1
2.05	Prepayments.	~~54~~1
2.06	Termination or Reduction of Commitments	~~57~~15
2.07	Repayment of Loans	~~58~~16
2.08	Interest	~~59~~1
2.09	Fees.	~~59~~1
2.10	Computation of Interest and Fees	~~60~~1
2.11	Evidence of Indebtedness.	~~60~~1
2.12	Payments Generally; Administrative Agent’s Clawback.	~~61~~1
2.13	Sharing of Payments by Lenders	~~63~~1
2.14	Increase in Commitments.	~~63~~17
2.15	Cash Collateral.	~~67~~1
2.16	Defaulting Lenders.	~~68~~1

ARTICLE III
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01	Taxes.	~~70~~1
3.02	Illegality	~~74~~1
3.03	Inability to Determine Rates	~~74~~1
3.04	Increased Costs; Reserves on Eurodollar Rate Loans.	~~75~~1
3.05	Compensation for Losses	~~77~~1
3.06	Mitigation Obligations; Replacement of Lenders.	771
3.07	Survival	~~77~~1

ARTICLE IV
CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01	Conditions to Initial Credit Extension	~~78~~1
4.02	Conditions to Subsequent Credit Extensions	~~82~~18
4.03	Additional Conditions to Credit Extension of the Delayed Draw Term Loans	~~82~~19

-i-

(continued)

-ii-

(continued)

Page
6.08	Compliance with Laws	~~98~~1
6.09	Books and Records	~~98~~1
6.10	Inspection Rights	~~98~~1
6.11	Use of Proceeds	~~99~~1
6.12	Covenant to Guarantee Obligations and Give Security	~~99~~1
6.13	Compliance with Environmental Laws	~~100~~1
6.14	Payment of Taxes, Etc	~~100~~1
6.15	Further Assurances	~~100~~1
6.16	Cash Management Systems	~~101~~21
6.17	Lender Meeting	~~102~~1
6.18	Material Contracts	~~102~~1
6.19	Management Changes	~~102~~1
6.20	Management Services Agreement.	~~102~~1
6.21	[Reserved].	~~103~~1
6.22	Healthcare Reimbursement Exclusions	~~103~~1
6.23	Medicare/Medicaid Communications	~~103~~1
6.24	Non-Compliance	~~103~~1
6.25	Medicare Investigations	~~103~~1
6.26	Healthcare Related Matters	~~104~~1
6.27	Compliance Plan	~~104~~1
6.28	Related Documents	~~104~~1
6.29	Sanctions	~~104~~1
6.30	Compliance with Terms of Leaseholds	~~104~~1
6.31	CIA Compliance	~~104~~22
6.32	Interest Rate Protection	~~105~~22
6.33	Additional Financial Information	22

ARTICLE VII
NEGATIVE COVENANTS

7.01	Liens	~~105~~22
7.02	Indebtedness	~~106~~1
7.03	Investments	~~107~~1
7.04	Fundamental Changes	~~108~~1
7.05	Dispositions	~~109~~1
7.06	Restricted Payments	~~110~~1
7.07	Change in Nature of Business	~~111~~1
7.08	Transactions with Affiliates	~~111~~1
7.09	Burdensome Agreements	~~111~~1
7.10	Amendments of Organization Documents and Agreements.	~~111~~1
7.11	Accounting Changes	~~112~~1
7.12	Prepayments, Etc	~~112~~1
7.13	Prepayments and Amendments.	~~112~~1
7.14	Partnerships, Etc	~~112~~1
7.15	Speculative Transactions	~~112~~1
7.16	Formation of Subsidiaries	~~112~~23
7.17	Negative Pledge	~~112~~23
7.18	Changes in Locations; Name, etc	~~113~~23
7.19	Holdings	~~113~~23

-iii-

(continued)

Page
7.20	Financial Covenants.	~~113~~23
7.21	ERISA.	~~113~~24
7.22	Cash Management	~~114~~1
7.23	OFAC; USA Patriot Act	~~114~~1
7.24	Sale and Leaseback Transactions	~~114~~1
7.25	Hazardous Materials	~~114~~1

ARTICLE VIII
EVENTS OF DEFAULT AND REMEDIES

8.01	Events of Default	~~115~~1
8.02	Remedies Upon Event of Default	~~116~~1
8.03	Application of Funds	~~117~~1

ARTICLE IX
ADMINISTRATIVE AGENT

9.01	Appointment and Authority.	~~118~~1
9.02	Rights as a Lender	~~118~~1
9.03	Exculpatory Provisions	~~119~~1
9.04	Reliance by Administrative Agent	~~120~~1
9.05	Delegation of Duties	~~121~~1
9.06	Resignation of Administrative Agent	~~121~~1
9.07	Non-Reliance on Administrative Agent and Other Lenders	~~122~~1
9.08	No Other Duties, Etc	~~122~~1
9.09	Administrative Agent May File Proofs of Claim	~~122~~1
9.10	Collateral and Guaranty Matters	~~123~~1
9.11	Secured Cash Management Agreements and Hedge Agreements	~~124~~1
9.12	Withholding Taxes	~~124~~1
9.13	Lender ERISA Representation.	~~125~~1

ARTICLE X
MISCELLANEOUS

10.01	Amendments, Etc	~~126~~1
10.02	Notices and Other Communications; Facsimile Copies.	~~128~~1
10.03	No Waiver; Cumulative Remedies	~~129~~26
10.04	Expenses; Indemnity; Damage Waiver.	~~129~~26
10.05	Payments Set Aside	~~131~~1
10.06	Successors and Assigns.	~~132~~1
10.07	Treatment of Certain Information; Confidentiality	~~136~~27
10.08	Right of Setoff	~~137~~28
10.09	Interest Rate Limitation	~~137~~1
10.10	Counterparts; Integration; Effectiveness	~~137~~1
10.11	Survival of Representations and Warranties	~~137~~1
10.12	Severability	~~138~~1
10.13	Replacement of Lenders	~~138~~1
10.14	Governing Law; Jurisdiction; Etc.	~~138~~1
10.15	Waiver of Jury Trial	~~139~~1
10.16	USA Patriot Act and Canadian AML Acts’ Notice	~~140~~1
10.17	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	~~140~~1

-iv-

(continued)

Page
10.18	Additional Titles	~~140~~29
10.19	Judgment Currency	~~140~~29
10.20	No Advisory or Fiduciary Responsibility	30
Signatures		S-1

SCHEDULES

1.01	Guarantors
2.01	Commitments and Applicable Percentages
5.05	Supplement to Interim Financial Statements
5.08(b)	Existing Liens
5.08(c)	Owned Real Property
5.08(d)(i)	Leased Real Property (Lessee)
5.08(d)(ii)	Leased Real Property (Lessor)
5.08(e)	Existing Investments
5.09(c)	Environmental Compliance
5.12	ERISA Plans
5.13	Subsidiaries and Other Equity Investments; Loan Parties
5.14	Changes in Name, State of Formation and Structure; Tradenames
5.17	Intellectual Property Matters
5.22	Deposit or Securities Accounts
5.23	Fees and Commissions
5.24	Material Contracts
5.26	Additional Healthcare Matters
5.27	Third Party Payors
5.28	Principal Payors
6.33	Additional Financial Information
7.01(b)	Existing Liens
7.02	Outstanding Indebtedness
7.03(f)	Existing Investments
7.14	Partnerships
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A-1	Committed Loan Notice
A-2	Committed Repayment Loan Notice
A-3	Swing Line Loan Notice
B-1	Term A Note
B-2	Term B Note
B-3	Revolving Credit Note
C	Compliance Certificate
D	Assignment and Assumption
E	Security Agreement

-v-

CREDIT AGREEMENT

This CREDIT AGREEMENT (“Agreement”) is entered into as of August 15, 2018 among Akumin Inc., an Ontario corporation (“Holdings”), Akumin Corp., a Delaware corporation (the “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), BBVA (f/k/a Compass Bank ~~d/b/a BBVA Compass~~), as Administrative Agent, Swing Line Lender and an L/C Issuer, and BBVA Securities Inc. as Lead Arranger (“BSI”).

RECITALS

The Borrower has requested that the Lenders extend credit to the Borrower in the form of (i) a term loan facility in an initial aggregate principal amount of $100,000,000 and (ii) a revolving credit facility in an initial aggregate principal amount of $30,000,000, which will include sublimits for (x) the making of one or more Letters of Credit from time to time and (y) Swing Line Loans. The Lenders have indicated their willingness to lend and the L/C Issuer has indicated its willingness to issue letters of credit, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, such parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“2019 Acquisitions” means the acquisitions contemplated by the Purchase Agreements (each individually a “2019 Acquisition”).

“2019 Fee Letter” means that certain letter agreement, dated as of April 15, 2019, by and between the Borrower, BSI and the Administrative Agent.

“Account “ means any “account” as such term is defined in the UCC or the PPSA, as applicable, now owned or hereafter acquired by any Loan Party.

“Account Debtor” means any Person who is obligated on an Account.

“Acquisition” means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which any Loan Party or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any Person, or division thereof, whether through purchase of assets, merger, amalgamation or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership or limited liability company.

“Activities” has the meaning set forth in Section 9.02(a).

“Additional Lender” has the meaning set forth in 2.14(b).

“Additional PIK Interest” means an amount of additional interest accruing on the outstanding Term B Loans from time to time, which interest rate shall be (a) [Percentage redacted for confidentiality reasons] from the Fourth Amendment Effective Date through and including March 31, 2021, and (b) thereafter the applicable percentage per annum set forth below determined by reference to the Consolidated Total Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b) (with effect retroactively to the first day of the Fiscal Quarter immediately after the Fiscal Quarter to which such Compliance Certificate relates):

Additional PIK Interest	Consolidated Total Leverage Ratio
[Percentage redacted for confidentiality reasons]	< 5.00:1
[Percentage redacted for confidentiality reasons]	> 5.00:1 but < 7.00:1
[Percentage redacted for confidentiality reasons]	> 7.00:1

The Additional PIK Interest shall be paid-in-kind by being added to the outstanding principal amount of outstanding Term B Loans for each day during any period in which Additional PIK Interest accrues. For the avoidance of doubt, it is hereby acknowledged and agreed that, except to the extent expressly provided to the contrary herein, any reference to the principal balance of the Term B Loan shall be deemed to include the amount of all accrued Additional PIK Interest that has been added thereto to the Term B Loans.

“ADG” means ADG Acquisition Holdings, Inc., a Florida corporation.

“Administrative Agent” means BBVA USA, f/k/a Compass Bank, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent Fee Letter” means that certain letter agreement, dated as of June 8, 2018, by and between the Borrower, BSI and the Administrative Agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent’s Group” has the meaning set forth in Section 9.02(a).

“Agents” means, collectively, the Administrative Agent and the Collateral Agent.

“Aggregate Commitments” means, as the context may require in reference to all Facilities hereunder, the aggregate Commitments of all the Lenders hereunder and, in reference to any particular Facility hereunder, the aggregate Commitments of all the Lenders under such Facility. relevant lenders ratably (or, if only one lender (or affiliated group of lenders) is providing such Indebtedness, are fees of the type not customarily shared with lenders generally).

“Applicable Percentage” means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Aggregate Commitments represented by such Lender’s Commitment under all Facilities at such time or, the percentage (carried out to the ninth decimal place), of the Aggregate Commitments under any particular Facility represented by such Lender’s Commitment under such Facility at such time. If the Commitment of each Revolving Credit Lender to make Revolving Credit Loans and the obligation of the L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 8.02, or if the Revolving Credit Commitments have expired, then the Applicable Percentage of each Revolving Credit Lender in respect of the Revolving Credit Facility shall be determined based on the Applicable Percentage of such Revolving Credit Lender in respect of the Revolving Credit Facility most recently in effect, giving effect to any subsequent assignments. If the commitment of each Term Lender to make any Term Loans have been terminated pursuant to Section 8.02, or if the Term Commitments have expired, then the Applicable Percentage of each Term Lender in respect of the applicable Term Facility shall be determined based on the Applicable Percentage of such Term Lender in respect of such Term Facility most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on the revised Schedule 2.01 attached to the First Amendment or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means (a) with respect to the Term B Facility, [Percentage redacted for confidentiality reasons] per annum for Base Rate Loans, and [Percentage redacted for confidentiality reasons] per annum for Eurodollar Rate Loans, plus (when and as applicable) the Additional PIK Interest and (b) with respect to the Revolving Credit Facility and the Term A Facility, (i) from the First Amendment Effective Date to the date on which the Administrative Agent receives a Compliance Certificate pursuant to Section 6.02(b) for the Fiscal Quarter ending September 30, 2019, [Percentage redacted for confidentiality reasons] per annum for Base Rate Loans, and [Percentage redacted for confidentiality reasons] per annum for Eurodollar Rate Loans and Letter of Credit Fees and (ii) thereafter, the applicable percentage per annum set forth below for the applicable Facility determined by reference to the Consolidated Total Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b):

REVOLVING CREDIT FACILITY AND TERM A FACILITY

Applicable Rate
Pricing Level	Consolidated Total Leverage Ratio	Eurodollar Rate (Letters of Credit)	Base Rate	Commitment Fee
I	< 3.25:1	[Percentages redacted for confidentiality reasons]
II	> 3.25:1 but < 3.75:1
III	> 3.75:1 but < 4.25:1
IV	> 4.25:1

Any increase or decrease in the Applicable Rate with respect to the Revolving Credit Facility and the Term A Facility resulting from a change in the Consolidated Total Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(b); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then, upon the request of the Administrative Agent, Pricing Level IV shall apply in respect of the Revolving Credit Facility and the Term A Facility as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and in each case shall remain in effect until the date on which such Compliance Certificate is delivered.

Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Rate for any period shall be subject to the provisions of Section 2.10(b).

“Applicable Revolving Credit Percentage” means with respect to any Revolving Credit Lender at any time, such Revolving Credit Lender’s Applicable Percentage in respect of the Revolving Credit Facility at such time.

“Appropriate Lender” means, at any time, (a) with respect to any of the Term A Facility, the Term B Facility or the Revolving Credit Facility, a Lender that has a Commitment with respect to such Facility or holds a Term A Loan, a Term B Loan or a Revolving Credit Loan, respectively, at such time, (b) with respect to the Letter of Credit Sublimit, (i) the L/C Issuer and (ii) if any Letters of Credit have been issued pursuant to Section 2.03(a), the Revolving Credit Lenders and (c) with respect to the Swing Line Sublimit, (i) the Swing Line Lender and (ii) if any Swing Line Loans are outstanding pursuant to Section 2.04(a), the Revolving Credit Lenders.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger” means BSI in its capacity as sole lead arranger and sole book manager.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit D or any other form approved by the Administrative Agent.

“Attributable Indebtedness” means, on any date, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

“Audited Financial Statements” means the audited consolidated balance sheet of Holdings and its Subsidiaries for the 15-month period ended December 31, 2017, and the related consolidated statements of operations and cash flows for such period, including the notes thereto.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Code” means the U.S. Bankruptcy Code of 1978, as amended.

“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus [Percentage redacted for confidentiality reasons], (b) the rate of interest in effect for such day as publicly announced from time to time by ~~Compass Bank~~BBVA USA as its “prime rate”, and (c) the Eurodollar Rate for an Interest Period of one month plus 1.00%; provided that if the Base Rate at any time shall be less than 1.00%, such rate shall be deemed to be 1.00% for all purposes under this Agreement. The “prime rate” is a rate set by ~~Compass Bank~~BBVA USA based upon various factors including ~~Compass Bank~~BBVA USA’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. Any change in the “prime rate” by ~~Compass Bank~~BBVA USA shall take effect at the opening of business on the day specified in the public announcement of such change.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower” has the meaning specified in the introductory paragraph hereto.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrowing” means a Revolving Credit Borrowing, a Swing Line Borrowing or a Term Borrowing, as the context may require.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required under the Laws to close and, if such day relates to any Eurodollar Rate Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Canadian AML Acts” means applicable Canadian Law regarding anti-money laundering, anti-terrorist financing, government sanction and “know your client” matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Canadian Defined Benefit Pension Plan” means a Canadian Pension Plan that contains or has ever contained a “defined benefit provision” as such term is defined in Section 147.1(1) of the Income Tax Act (Canada).

“Canadian Pension Plan” means a pension plan or plan that is subject to applicable pension benefits legislation in any jurisdiction of Canada and that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Loan Party or any Subsidiary thereof.

“Canadian Sanctions List” means the list of names subject to the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and/or the United Nations Al-Qaida and Taliban Regulations as published by the Office of the Superintendent of Financial Institutions Canada.

“Capital Expenditures” means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding sales

“Delayed Draw Term Commitment” means, as to each Term A Lender, the portion of its Term A Commitment with respect to its obligation to make its Delayed Draw Term Loan during the Delayed Draw Availability Period. The Delayed Draw Term Commitment of each Lender shall terminate and be reduced to $0 upon the expiration of the Delayed Draw Availability Period.

“Delayed Draw Term Loan” and “Delayed Draw Term Loans” means the Term A Loans made, if any, pursuant to Section 2.01(a)(ii). For the avoidance of doubt, after the expiration of the Delayed Draw Availability Period, the Initial Term A Loans and the Delayed Draw Term Loans (if any) shall all constitute Term A Loans hereunder, without differentiation.

“Delayed Draw Ticking Fee” has the meaning assigned thereto in Section 2.09(b).

“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is the subject of any Sanction.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Dollar” and “$” mean lawful money of the United States.

“Earnout Obligations” means, in connection with the earn-out obligations under the Alaris Note, any 2019 Acquisition or any Permitted Acquisition, the contingent obligation of Holdings, the Borrower or any Subsidiary to make payments after the closing date thereof that is structured as an earnout or similar contingent payment or arrangement in a customary manner.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.06 (subject to such consents, if any, as may be required under Section 10.06(c)); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include Holdings, any of Holdings’ Affiliates or Subsidiaries, Minority Investments or any Professional Services Affiliate.

“Enhanced Information” has the meaning specified in Section 10.07.

“Environmental Laws” means any and all Federal, state, provincial, territorial, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits,

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the Laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“Fourth Amendment” means that certain Fourth Amendment to Loan Documents dated as of the Fourth Amendment Effective Date, among Holdings, the Borrower, the Administrative Agent, and the Lenders party thereto.

“Fourth Amendment Effective Date” means the date of effectiveness of the Fourth Amendment, which date occurred on June 2, 2020.

“FRB” means the Board of Governors of the Federal Reserve System of the United

States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any L/C Issuer, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swing Line Lender, such Defaulting Lender’s Applicable Percentage of Swing Line Loans other than Swing Line Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders in accordance with the terms hereof.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business, including any special purpose vehicle that issues (or intends to issue) notes or other securities in a collateralized loan transaction or collateralized debt transaction.

“GAAP” means generally accepted accounting principles, as recognized by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, consistently applied.

“Government Collections Accounts” has the meaning set forth in Section 6.16(b)(i).

“Governmental Authority” means the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Granting Lender” has the meaning specified in Section 10.06(j).

“Guarantee” means, as to any Person, any (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay but the consummation of which is not conditioned on the availability of, or on obtaining, third-party financing.

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Term Loan, a Revolving Credit Loan or a Swing Line Loan.

“Loan Documents” means, collectively, this Agreement (including the First Amendment), the Notes, the Guaranty, the Collateral Documents, the Fee Letters, the Alaris/Agent Subordination Agreement and each other document or agreement entered into in connection with the transactions contemplated hereby; provided that documents with respect to Hedge Agreements and Secured Cash Management Agreements shall constitute Loan Documents solely for the purpose of the provision of the Guarantees under any Guaranty and of Collateral under any Collateral Document.

“Loan Parties” means, collectively, the Borrower and each Guarantor.

“Loan Party Claims” has the meaning specified in Section 5.27(d).

“Management Services Agreements” means an agreement, however styled, between (a) the Borrower or Guarantor, on the one hand, and (b) a PC Entity, on the other hand, pursuant to which the Borrower or such Guarantor provides management services or similar services to such PC Entity. For purposes of this Agreement, all references to Management Services Agreements shall also include all such related documents necessary to ensure that each relationship with each PC Entity meets the PC Entity Requirements.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or financial condition of Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates taken as a whole;

(b) a material impairment of the rights and remedies of any Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party; provided that solely for purposes of clause (a) of this definition, the impacts of COVID-19 on the operations, business, properties, liabilities (actual or contingent) or financial condition of Holdings and its Subsidiaries that occur during the period from March 13, 2020 through and including December 31, 2020 will be disregarded solely to the extent such impacts were disclosed to the Administrative Agent and the Lenders on or before the Fourth Amendment Effective Date.

“Material Contract” means, with respect to any Person, each contract to which such Person is a party involving aggregate consideration payable to or by such Person of the Threshold Amount or more in any one year or otherwise material to the business, condition (financial or otherwise), operations, performance, properties or prospects of such Person.

“Material Payor” has the meaning specified in Section 5.28.

“Material Subsidiary” means any Subsidiary of the Borrower that (a) is organized under the laws of the United States or Canada or any political subdivision thereof and (b) in the case of a non-wholly-owned Subsidiary, is not prohibited by its Organizational Documents from granting a security interest in its assets or providing a guaranty (so long as such prohibition is not entered into in contemplation of or in connection with such Person becoming a Subsidiary); provided that if at any time there are Subsidiaries which are not classified as “Material Subsidiaries” but which collectively either (x) generate more than 5% of Consolidated Adjusted EBITDA or (y) have tangible assets (including Equity

“Plan Asset Rules” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations or any successor regulations, as modified by Section 3(42) of ERISA, and the rules and regulations thereunder.

“Platform” has the meaning specified in Section 6.02.

“Pledge Agreement” means (i) that certain pledge agreement dated as of the date hereof by Dr. Thomas Fix in favor of the Administrative Agent, as the same may be amended from time to time, and (ii) each other pledge agreement entered into in favor of the Administrative Agent relating to the ownership of a Professional Services Affiliate, any Subsidiary or any Minority Investment.

“Pledged Debt” has the meaning specified in Section 1(d)(iv) of the Security

Agreements.

“PPSA” has the meaning specified in the applicable Security Agreement.

“Process Agent” has the meaning set forth in Section 10.14(d).

“Professional Services Affiliate” means any PC Entity that has entered into a Management Services Agreement with the Borrower or one of its Subsidiaries or Minority Investments. For the avoidance of doubt, any Professional Services Affiliate of a Subsidiary of the Borrower shall be a Professional Services Affiliate of the Borrower.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 6.02.

“Purchase Agreements” means, collectively, (i) that certain Share Purchase Agreement, dated as of April 15, 2019 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which the Borrower acquired, directly or indirectly, all of the issued and outstanding capital stock of ADG from the “Sellers” identified therein (the “ADG Purchase Agreement”), (ii) that certain Share Purchase Agreement, dated as of April 15, 2019 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which the Borrower acquired, directly or indirectly, all of the issued and outstanding capital stock of TIC from the “Sellers” identified therein (the “TIC Purchase Agreement”), and (iii) that certain Share Purchase Agreement, dated as of April 15, 2019 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which the Borrower acquired, directly or indirectly, all of the issued and outstanding capital stock of SFL from the “Sellers” identified therein (the “SFL Purchase Agreement”).

“Recipient” means the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder.

“Register” has the meaning specified in Section 10.06(d).

“Related Documents” means (a) the Rose Acquisition Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith and (b) each Purchase Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents ~~and~~, trustees, advisors and representatives of such Person and of such Person’s Affiliates.

“Related Transactions” means those transactions contemplated by the Related

Documents.

“Releases” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material into or through the environment.

~~“Repricing Transaction” has the meaning specified in Section 2.05(c).~~

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Term Loans or Revolving Credit Loans, a Committed Loan Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application, and (c) with respect to a Swing Line Loan, a Swing Line Loan Notice.

“Required Lenders” means, at any time, Lenders holding more than 50% of the sum of the (a) Total Outstandings (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Commitments; provided that (i) the unused Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders (and the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swing Line Lender or L/C Issuer, as the case may be, in making such determination) and (ii) at any time there are two or more Lenders that are not Affiliates, Required Lenders shall include at least two Lenders that are not Affiliates.

“Required Revolving Lenders” means, at any time, Revolving Credit Lenders holding more than 50% of the sum of (a) the aggregate Revolving Credit Exposure (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Revolving Credit Commitments; provided that (i) the unused Revolving Credit Commitment of, and the portion of the aggregate Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Revolving Lenders (and the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swing Line Lender or L/C Issuer, as the case may be, in making such determination) and (ii) at any time there are two or more Revolving Lenders that are not Affiliates, Required Revolving Lenders shall include at least two Revolving Lenders that are not Affiliates.

“Required Term A Lenders” means, at any time, Term A Lenders holding more than 50% of the sum of (a) the aggregate outstanding Term A Loans and (b) the aggregate unused Delayed Draw Term Commitment; provided that (i) the unused Delayed Draw Term Commitment of, and the portion of the aggregate outstanding Term A Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Term A Lenders and (ii) at any time there are two or more Term A Lenders that are not Affiliates, Required Term A Lenders shall include at least two Term A Lenders that are not Affiliates.

“Required Principal Payments” means the sum of all regularly scheduled principal payments of outstanding Loans made during such period.

“Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer or assistant treasurer of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries or Minority Investments, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person’s stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment;; provided that Restricted Payments shall not include any payments made with respect to Earnout Obligations.

“Revolving Availability Period” means the period from and including the First Amendment Effective Date to the Revolving Credit Facility Termination Date.

“Revolving Credit Borrowing” means a Borrowing consisting of simultaneous Revolving Credit Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Revolving Credit Lenders pursuant to Section 2.01(b).

“Revolving Credit Commitment” means, as to each Revolving Credit Lender, its obligation to (a) make Revolving Credit Loans to the Borrower pursuant to Section 2.01(b), (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Line Loans, in an aggregate principal amount at any time outstanding not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 under the caption “Revolving Credit Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The aggregate Revolving Credit Commitment on the ~~First~~Fourth Amendment Effective Date shall be $~~50,000,000~~69,000,000.

“Revolving Credit Exposure” means, as to any Lender at any time, the aggregate principal amount at such time of its outstanding Revolving Credit Loans and such Lender’s participation in L/C Obligations and Swing Line Loans at such time.

“Revolving Credit Facility” means, at any time, the aggregate amount of the Revolving Credit Lenders’ Revolving Credit Commitments at such time.

have the right to terminate its and/or their obligations under such Purchase Agreement, or to decline to consummate the applicable 2019 Acquisition pursuant to such Purchase Agreement, as a result of a breach of such representation in such Purchase Agreement, determined without regard to whether any notice is required to be delivered by the Borrower, the Targets or any of Borrower’s applicable affiliates party to such Purchase Agreement.

“Specified Representations” means those representations and warranties made by the Holdings and the Borrower in Section 5.01(a), Section 5.01(b)(ii), Section 5.01(c) (as it relates to the entering into and performance of the Loan Documents), Section 5.02, Section 5.03 (but only with respect to no conflicts with or consents under the Loan Parties’ Organization Documents and any applicable Law), Section 5.04, Section 5.15, Section 5.18, Section 5.20, Section 5.30, Section 5.31 and Section 5.33.

“Subject Acquisition” means the Acquisition by the Borrower (directly or indirectly) of all of the assets or Equity Interests of either (but not both) of (a) an entity previously disclosed to the Administrative Agent prior to the First Amendment Effective Date and known as “Project West Palm” or (b) solely if Project West Palm is not consummated on or prior to the last day of the Delayed Draw Availability Period, an entity previously disclosed to the Administrative Agent in connection with the Second Amendment and known as “Project Cactus,” as determined by the Borrower with notice to the Administrative Agent (such notice to be provided in connection with, and prior to, any Credit Extension of the Delayed Draw Term Loans pursuant to Section 4.03). In either case, the Subject Acquisition shall be required to constitute a Permitted Acquisition (and meet the requirements therefor) in order to be consummated.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of Holdings.

“Subsidiary Guarantor” means any Guarantor other than a guarantor party to the Parent

Guaranty.

“Subsidiary Guaranty” means that certain subsidiary guaranty dated as of the Closing Date and entered into by each Subsidiary Guarantor, in favor of the Secured Parties.

“Supermajority Lenders” means the Supermajority Pro Rata Lenders and Supermajority Term B Lenders.

“Supermajority Pro Rata Lenders” means at any, time, Revolving Credit Lenders and Term A Lenders holding more than 66.67% of the sum of the (a) aggregate Revolving Credit Exposure (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Revolving Credit Lender for purposes of this definition), (b) aggregate unused Revolving Credit Commitments; and (c) aggregate outstanding Term A Loans; provided that (i) the portion of the aggregate outstanding Term A Loans held or deemed held by, and the unused Revolving Credit Commitment of, and the portion of the aggregate Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Supermajority Pro Rata Lenders (and the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the

Lender that is the Swing Line Lender or L/C Issuer, as the case may be, in making such determination); and (ii) at any time there are two or more Lenders that are not Affiliates, Supermajority Pro Rata Lenders shall include at least two Revolving Credit Lenders or Term A Lenders that are not Affiliates.

“Supermajority Term B Lenders” means, at any time, Term B Lenders holding more than 66.67% of the sum of the aggregate outstanding Term B Loans; provided that (i) the portion of the aggregate outstanding Term B Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Supermajority Term B Lenders and (ii) at any time there are two or more Term B Lenders that are not Affiliates, Supermajority Term B Lenders shall include at least two Term B Lenders that are not Affiliates.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and

(b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts,

(a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Swing Line Borrowing” means a borrowing of a Swing Line Loan pursuant to Section 2.04.

“Swing Line Lender” means BBVA ~~Compass~~USA in its capacity as provider of Swing Line Loans, or any successor swing line lender hereunder.

“Swing Line Loan” has the meaning specified in Section 2.04(a).

“Swing Line Loan Notice” means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which shall be substantially in the form of Exhibit A-3 or such other form as approved by the Administrative Agent (including any form on an electronic platform or electronic transmission (other than the L/C Borrowings) in an aggregate amount equal to such excess (such prepayments and/or Cash Collateralization to be applied as set forth in clauses (vii) and (viii) below).

(vii) Each prepayment of Loans pursuant to the foregoing provisions of this Section 2.05(b) shall be applied, first, to the Term Loans (pro rata between the Term A Loans and the Term B Loans) and to the principal repayment installments thereof in direct order of maturity for the next four scheduled principal repayment installments and thereafter to the remaining scheduled principal repayment installments (including the payment on the Term Loan Maturity Date) on a pro rata basis and, second, to the Revolving Credit Facility (without permanent reduction of the Revolving Credit Commitments) in the manner set forth in clause (viii) of this Section 2.05(b). Subject to Section 2.16, such prepayments shall be paid to the Lenders in accordance with their respective Applicable Percentages in respect of the relevant Facilities.

(viii) Prepayments of the Revolving Credit Facility made pursuant to this Section 2.05(b) shall be applied, first, ratably to the L/C Borrowings and the Swing Line Loans, second, to prepay Revolving Credit Loans outstanding at such time until all such Revolving Credit Loans are paid in full (without any reductions of the Revolving Credit Commitments, in each case) and, third, shall be used to Cash Collateralize the remaining L/C Obligations; and the amount remaining, if any, after the prepayment in full of all L/C Borrowings, Swing Line Loans and Revolving Credit Loans outstanding at such time and the Cash Collateralization of the remaining L/C Obligations in full may be retained by the Borrower for use in the ordinary course of its business. Upon the drawing of any Letter of Credit that has been Cash Collateralized, the funds held as Cash Collateral shall be applied (without any further action by or notice to or from the Borrower or any other Loan Party) to reimburse the applicable L/C Issuer or the Revolving Credit Lenders, as applicable.

(c) Call Premium. In the event that, on or prior to the ~~six month~~two year anniversary of the ~~First~~Fourth Amendment Effective Date, the Borrower ~~(i)~~ makes any ~~prepaymentre~~payment of the Term B Loans ~~in connection with any Repricing Transaction (as defined below~~for any reason other than ordinary course amortization pursuant to Section 2.07(a) or mandatory prepayments pursuant to Section  2.05(~~ii~~b ) ~~effects any amendment of this Agreement resulting in a Repricing Transaction~~(other than Sections 2.05(b)(iii) and (iv)) (but expressly including any prepayment pursuant to Section 2.05(b)(iii) or (iv) and any other repayment, including as a result of acceleration of the Term B Loans), the Borrower shall pay to the Administrative Agent, for the ratable account of each applicable Term B Lender, a fee in an amount equal to~~, (x) in the case of clause (i), a prepayment premium of 1.0%~~ (i) if such repayment occurs at any time on or after the Fourth Amendment Effective Date to and including the date that is the first anniversary of the Fourth Amendment Effective Date, 2.0% (subject to the proviso to this sentence) of the amount of the Term B Loans being prepaid ~~and (y) in the case of clause (ii), a payment equal to 1.0%~~, or (ii) if such repayment occurs at any time after the first anniversary of the Fourth Amendment Effective Date to and including the date that is the second anniversary of the Fourth Amendment Effective Date, 1.0% (subject to the proviso to this sentence) of the ~~aggregate~~ amount of the ~~applicable~~ Term B Loans ~~outstanding immediately prior to such amendment. Such fees shall be due and payable within three (3) Business Days of the date of the effectiveness of such Repricing Transaction.~~

~~For the purpose of this clause (c), “Repricing Transaction” means (A) any prepayment or repayment of the Term B Loans~~ being prepaid; provided that if such repayment is being made in connection with a Change of Control or with the cash proceeds of~~, or any conversion of the Term B Loans into, any new or replacement tranche of bank Indebtedness bearing interest with an “effective yield” (taking into account, for example, upfront fees, interest rate spreads, interest rate benchmark floors~~

~~and original issue discount, but excluding the effect of any arrangement, structuring, syndication or other fees payable in connection therewith that are not shared with all lenders or holders of such new or replacement loans) less than the “effective yield” applicable to the Term B Loans (as such comparative yields are determined in the reasonable judgment of the Administrative Agent consistent with generally accepted financial practices) and (B) any amendment to the pricing terms of the Term B Loans (whether through an amendment and restatement, mandatory assignment or otherwise) which reduces~~ a sale or issuance of Equity Interests by any Loan Party or any of its Subsidiaries (including any mandatory prepayment pursuant to Section 2.05(b)(iii) or (iv)), the ~~“effective yield”~~rate applicable ~~to the Term B Loans; provided that any event or transaction described in~~thereto under clause (~~A~~i) or (~~B~~ii ) above ~~undertaken in connection with a Change of Control or an initial public offering shall not constitute a “Repricing Transaction” hereunder so long as the primary purpose of the prepayment, repayment or amendment in connection therewith is not to reduce the “effective yield” of the Term B Loans (as determined by Holdings in good faith and certified by a Responsible Officer of Holdings in form and substance satisfactory to the Administrative Agent (and upon which certification the Administrative Agent is entitled to rely))~~shall be reduced by 50% (i.e., shall be 1.0% under clause (i) and 0.5% under clause (ii)). Each such fee shall be due and payable simultaneously with the repayment to which such fees applies.

2.6 Termination or Reduction of Commitments

(a) Optional. The Borrower may, upon notice to the Administrative Agent, terminate the unused Revolving Credit Commitments or unused Delayed Draw Term Commitments, or from time to time permanently reduce the unused Revolving Credit Commitments, the unused Delayed Draw Term Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit; provided that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $5,000,000 or any whole multiple of $1,000,000 in excess thereof (or, in the case of reductions of the Delayed Draw Term Commitments, in an aggregate amount of $1,000,000 or any whole multiple of $500,000 in excess thereof), (iii) the Borrower shall not terminate or reduce the unused Revolving Credit Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Outstandings would exceed the Aggregate Commitments, and (iv) the Borrower shall not terminate or reduce (A) the Revolving Credit Facility if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Revolving Credit Outstandings would exceed the Revolving Credit Facility, (B) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit, or

(C) the Swing Line Sublimit if, after giving effect thereto and to any concurrent prepayments hereunder, the Outstanding Amount of Swing Line Loans would exceed the Swing Line Sublimit.

(b) Mandatory.

(i) The Borrower agrees that (A) the Initial Term A Loan Commitments shall automatically and permanently terminate upon the drawing (or continuation, as applicable) of the Initial Term A Loans on the First Amendment Effective Date, (B) the Delayed Draw Term Commitments shall automatically and permanently terminate as of the end of the Delayed Draw Availability Period and (C) the Term B Loan Commitments as of the First Amendment Effective Date shall automatically and permanently terminate upon the drawing (or continuation, as applicable) of the Term B Loans on the First Amendment Effective Date. The Revolving Credit Commitments shall automatically and permanently terminate as of 5:00 p.m. on the Revolving Credit Facility Termination Date.

(ii) If after giving effect to any reduction or termination of Revolving Credit Commitments under this Section 2.06, the Letter of Credit Sublimit or the Swing Line Sublimit exceeds the Revolving Credit Facility at such time, the Letter of Credit Sublimit or the Swing Line Sublimit, as the case may be, shall be automatically reduced by the amount of such excess.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Letter of Credit Sublimit, Swing Line Sublimit or unused portions of the unused Revolving Credit Commitment under this Section 2.06. Upon any reduction of unused Revolving Credit Commitments, the Revolving Credit Commitment of each Revolving Credit Lender shall be reduced by such Revolving Credit Lender’s Applicable Percentage of the amount by which the Revolving Credit Commitment is reduced. All fees accrued until the effective date of any termination of the aggregate Revolving Credit Commitments shall be paid on the effective date of such termination.

2.7 Repayment of Loans.

(a) Term Loans. The principal amounts of:

(i) commencing with the last Business Day of the Fiscal Quarter ending September 30, 2019, the Term A Loans shall be repaid to the Administrative Agent for the ratable account of the Term A Lenders in consecutive quarterly installments equal to (x) 0.25% of the aggregate principal amount of the Term A Loans as of the First Amendment Effective Date for the first eight quarterly installments, (y) 1.25% of the aggregate principal amount of the Term A Loans as of the First Amendment Effective Date for the next four quarterly installments and (z) 1.625% of the aggregate principal amount of the Term A Loans as of the First Amendment Effective Date for each quarterly installment thereafter (in each case of (x), (y) and (z), subject to adjustment for (A) Term A Loans resulting from the Borrowing of the Delayed Draw Term Loans, (B) voluntary and mandatory prepayments and (V) any increase in the Term A Facility pursuant to Section 2.14), with any remaining outstanding principal amount of the Term A Loans payable on the Term Loan Maturity Date; and

(ii) commencing with the last Business Day of the Fiscal Quarter ending September 30, 2019, the Term B Loans shall be repaid to the Administrative Agent for the ratable account of the Term B Lenders in consecutive quarterly installments equal to 0.25% of the aggregate principal amount of the Term B Loans as of the First Amendment Effective Date (subject to adjustment for (x) voluntary and mandatory prepayments and (y) any increase in the Term B Facility pursuant to Section 2.14 (but not, for the avoidance of doubt, adjusted for any accrued and unpaid Additional PIK Interest)), with any remaining outstanding principal amount of the Term B Loans (including any accrued and unpaid Additional PIK Interest) payable on the Term Loan Maturity Date.

(b) Revolving Credit Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the Revolving Credit Lenders on the Revolving Credit Facility Termination Date the aggregate principal amount of all Revolving Credit Loans outstanding on such date.

(c) Swing Line Loans. The Borrower shall repay each Swing Line Loan on the earlier to occur of (i) the date ten Business Days after such Loan is made and (ii) the Maturity Date for the Revolving Credit Facility.

2.14 Increase in Commitments.

(a) Request for Increase. The Borrower may, from time to time, request by notice to the Administrative Agent (x) one or more increases in the Revolving Credit Facility (each, a “Revolving Credit Increase”), (y) one or more increases in the Term A Facility or Term B Facility (each, a “Term Loan Increase”) or (z) one or more term loan tranches to be made available to the Borrower (each, an “Incremental Term Loan”; each Incremental Term Loan, each Revolving Credit Increase and each Term Loan Increase, collectively, referred to as the “Incremental Increases”); provided that (i) the principal amount for all such Incremental Increases shall not exceed $100,000,000; (ii) any such request for an Incremental Increase shall be in a minimum amount of $10,000,000 (or a lesser amount in the event such amount represents all remaining availability under this Section); (iii) no Revolving Credit Increase shall (A) increase the Letter of Credit Sublimit without the consent of the L/C Issuer or (B) increase the Swing Line Sublimit without the consent of the Swing Line Lender; (iv) no Incremental Term Loan shall mature earlier than the latest Term Loan Maturity Date then in effect or have a shorter weighted average life to maturity than the remaining weighted average life to maturity of the Term A Facility or Term B Facility (based on the determination of the Administrative Agent, in consultation with the Borrower, of whether such Incremental Term Facility is a “term A” or a “term B” facility); (v) if the All-In Yield of any Incremental Term Loan exceeds (A) the All-In Yield for the Term A Facility by more than 0.50%, then the Applicable Rate for the Term A Facility shall be increased (at each level on the pricing grid set forth in the definition of Applicable Rate) so that the All-In Yield in respect of the Term A Facility is equal to the All-In Yield for such Incremental Term Loans minus 0.50% and/or (B) the All-In Yield for the Term B Facility by more than 0.50%, then the Applicable Rate for the Term B Facility shall be increased (which increase shall be to cash-pay interest, and not Additional PIK Interest) so that the All-In Yield in respect of the Term B Facility is equal to the All-In Yield for such Incremental Term Loans minus 0.50%; (vi) each Incremental Term Loan shall (A) rank pari passu or junior in right of payment, prepayment, voting and/or security with the Term Loans, including sharing in mandatory prepayments under Section 2.05(b) pro rata with the Term Loans (unless agreed to be paid after the Term Loans by the Lenders providing such Incremental Term Loan), (B) shall have the same guarantees from the Guarantors and rank pari passu with respect to the Collateral with the other Facilities and (C) shall have an Applicable Rate or pricing grid (subject to clause (v)) and scheduled amortization (subject to clause (iv)) as determined by the Lenders providing such Incremental Term Loans and the Borrower; (vii) except as provided above, all other terms and conditions applicable to any Incremental Term Loan, to the extent not consistent with the terms and conditions applicable to the Term Facilities, shall be reasonably satisfactory to the Administrative Agent, the applicable Lenders providing such Term Loan Increase or Incremental Term Loan and the Borrower, provided that in no event shall the covenants, defaults and similar non-economic provisions applicable to any Incremental Term Loan, taken as a whole, (x) be more restrictive than the corresponding terms set forth in the Term Facilities (except to the extent either (A) applicable to all of the other Facilities then in effect or (B) only applicable after the latest Maturity Date of the other Facilities then in effect) or (y) contravene any of the terms of the then existing Loan Documents; and (viii) each Incremental Increase shall constitute Obligations hereunder and, except as provided above with respect to any Incremental Term Loan that is junior in right of payment, prepayment, voting and/or security, shall be guaranteed and secured pursuant to the Guaranty and the Collateral Documents on a pari passu basis with the other Obligations hereunder.

(b) Process for Increase. Incremental Increases may be provided by any existing Lender, in each case on terms permitted in this Section 2.14 and otherwise on terms reasonably acceptable to the Borrower and the Administrative Agent, or by any other Person that qualifies as an Eligible Assignee (each such other Person, an “Additional Lender”) pursuant to a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent; provided that (i) any Incremental Term Loan or Term Loan Increase shall be offered (A) first to the then-existing Term deemed to be material and adverse to the interests of the Lenders, the Administrative Agent or the Lead Arranger unless such increase is funded with Indebtedness.

(g) Both (i) the Specified Representations are true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) and (ii) the Specified Purchase Agreement Representations are true and correct in all material respects, in each case as of the First Amendment Effective Date as though made on and as of the First Amendment Effective Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date).

(h) On the First Amendment Effective Date, after giving effect to the 2019 Acquisitions and all related Transactions to occur on or prior to the First Amendment Effective Date (including all Credit Extensions to be made on the First Amendment Effective Date), the aggregate Revolving Credit Exposure of all Lenders under the Revolving Credit Facility shall not exceed $3,500,000.

(i) Holdings and/or the Borrower shall have paid any accrued and unpaid interest, fees or commissions due hereunder, under the First Amendment or any Fee Letter (including, without limitation, reasonable legal fees and out-of-pocket expenses for which invoices have been presented at least one Business Day (or such shorter time as Holdings or the Borrower may agree) prior to the First Amendment Effective Date) to the Administrative Agent, the Lead Arranger and Lenders, and to any other Person such amount as may be due thereto in connection with the transactions contemplated hereby and by the First Amendment, including all taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of any of the Loan Documents or filings related to Collateral.

Without limiting the generality of the provisions of Section 9.04, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed First Amendment Effective Date specifying its objection thereto.

4.02 Conditions to Subsequent Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension after (but not on, which shall be conditioned solely upon the provisions of Section 4.01) the First Amendment Effective Date (including any Request for Credit Extension related to Delayed Draw Term Loans, but excluding a Committed Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurodollar Rate Loans) is subject to the prior satisfaction of Section 4.01 and each of the following conditions precedent:

(a) the representations and warranties of each Loan Party contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.05(a) and (b) shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively;

(b) no Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom; ~~and~~

(c) the Administrative Agent and, if applicable, a L/C Issuer or the Swing Line Lender shall have received a Request for Credit Extension in accordance with the requirements hereof; and

(d) the Supermajority Term B Lenders and Supermajority Pro Rata Lenders shall have consented in writing to any Credit Extension under the Revolving Credit Facility that would cause the Total Revolving Credit Outstandings to exceed $50,000,000; provided that in the event the Borrower makes any Request for Credit Extension that would result in the approval required in this clause (d) being necessary, (i) such requirement shall be identified by the Borrower in such Request for Credit Extension (without prejudice to the requirement of consent of the Supermajority Term B Lenders or Supermajority Pro Rata Lenders in this clause (d) in the event the Borrower fails so to notify in any Request for Credit Extension that in fact requires compliance with this clause (d)), (ii) such Request for Credit Extension shall be delivered at least one Business Day prior to the date that would otherwise be required for delivery in connection therewith pursuant to Section 2.02(a), Section 2.03(b) or otherwise under this Agreement, (iii) the Administrative Agent shall promptly (and in any event on the same Business Day as receipt of the Request for Credit Extension, unless such Request for Credit Extension is delivered after the times provided therefor in this Agreement, in which case such Request for Credit Extension shall be deemed to have been delivered on the next ensuing Business Day) notify each Lender of the need for approval under this clause (d) with respect to such Request for Credit Extension, (iv) each Lender shall provide its consent to, or rejection of, such Request for Credit Extension not later than 1:00 p.m. on the Business Day after the Business Day on which notice is provided it by the Administrative Agent, (v) in the event that after giving pro forma effect to such Credit Extension and the use of proceeds thereof, the Consolidated Total Leverage Ratio is less than or equal to 3.00 to 1.00, any Lender that does not expressly consent to or reject such Request for Credit Extension by such time shall be deemed to have consented to such Request for Credit Extension; and (vi) in the event that after giving pro forma effect to such Credit Extension and the use of proceeds thereof, the Consolidated Total Leverage Ratio is greater than 3.00 to 1.00, any Lender that does not expressly consent to or reject such Request for Credit Extension by such time shall be deemed to have rejected such Request for Credit Extension.

Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Section 4.01 and in Sections 4.02(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

4.03 Additional Conditions to Credit Extension of the Delayed Draw Term Loans. The obligation of the Lenders to make the single Credit Extension of Delayed Draw Term Loans is subject to the prior satisfaction of Section 4.01, the satisfaction of Section 4.02 on the date of such Borrowing, and each of the following additional conditions precedent:

(a) the Administrative Agent and each Lender shall have received true, correct and fully executed copies of the final purchase agreement or agreements with respect to the Subject Acquisition, and all documents, instruments and agreement related thereto (including all amendments), and all such agreements (including all amendments), documents and instruments shall be reasonably satisfactory to the Administrative Agent and the Lenders;

(b) the Subject Acquisition shall have satisfied, to the Administrative Agent’s reasonable satisfaction, each requirement for the Subject Acquisition to constitute a Permitted Acquisition, within the time frames set forth in the definition of “Permitted Acquisition”;

(d) by no later than January 31st of each year and otherwise upon the Administrative Agent’s request, proof of insurance required to be maintained pursuant to Section 6.07 and a copy of the related policies; and

(e) promptly, such additional information regarding the business, financial, legal or corporate affairs of any Loan Party or any Subsidiary or Minority Investment, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may from time to time reasonably request.

Holdings and the Borrower hereby acknowledge that (a) the Administrative Agent and/or the Lead Arranger may, but shall not be obligated to, make available to the Lenders and the L/C Issuers materials and/or information provided by or on behalf of Holdings and/or the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, Syndtrak, ClearPar, or a substantially similar electronic transmission system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Holdings, the Borrower or their Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Holdings and the Borrower hereby agree that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” Holdings and the Borrower shall be deemed to have authorized the Administrative Agent, the Lead Arranger, the L/C Issuers and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States Federal, Canadian federal, state and/or provincial securities Laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.07); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Lead Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

6.03 Notices. Promptly notify the Administrative Agent and each Lender:

(a) of the occurrence of any Default;

(b) of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Subsidiary or Minority Investment, (ii) any dispute, litigation, investigation, proceeding or suspension between any Loan Party or any Subsidiary or Minority Investment and any Governmental Authority, or (iii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or any Subsidiary or Minority Investment, including pursuant to any applicable Environmental Laws;

(c) if any Loan Party has underlying assets which constitute “plan assets” within the Plan Asset Rules;

(d) if an ERISA Event occurs or is reasonably expected to occur, that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect or any failure by any Loan Party or any Subsidiary to perform its obligations under a Canadian Pension Plan, that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect;

the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable Law, subject any Loan Party’s or any of its Subsidiaries’ properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Collateral Documents, (iii) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so.

6.16 Cash Management Systems. (a) At all times:

(i) maintain deposit accounts (“Collection Accounts”) only at banks reasonably approved in advance by the Administrative Agent and only permit authorized signatories on each Collection Account who are reasonably approved in advance by the Administrative Agent;

(ii) provide the Administrative Agent with the account name and number with respect to each deposit account of a Loan Party within two (2) Business Days after opening or acquiring any such account, along with the authorized signatories on each such account;

(iii) direct all account debtors or other payment obligors of any Loan Party that pay by wire, ACH or other electronic funds transfer to directly remit all payments on each Loan Party’s accounts directly to a Collection Account and immediately deposit in a Collection Account all payments received from account debtors or made for inventory or other payments constituting proceeds of Collateral received in the identical form in which such payment was made, whether by cash or check;

(iv) irrevocably direct all account debtors or other payment obligors of any Loan Party that pay such Loan Party by cash or check to directly remit all payments on such Loan Party’s accounts to a Collection Account and otherwise deposit all such cash or checks received into a Collection Account; and

(v) ensure that no Person other than the Administrative Agent, for the benefit of the Secured Parties, has “control” (within the meaning of Section 9-104 of the UCC) or dominion over any deposit account of the Loan Parties.

(b) At all times, ensure that:

(i) all receivables from governmental Third Party Payor Programs are deposited by the applicable Third Party Payor, or the party which is legally entitled to the payment of the same, into separate Collection Accounts (the “Government Collections Accounts”) and not commingled with any other funds;

(ii) all Collection Accounts are subject to a “hard” account control agreement in form and substance reasonably satisfactory to the Administrative Agent pursuant to which on each Business Day all amounts on deposit in such Collection Accounts, including without limitation, the Government Collections Accounts, constituting good funds shall be automatically swept to a single account of the Borrower maintained at ~~Compass Bank~~BBVA USA (with respect to Akumin Imaging Texas, LLC and each Subsidiary thereof that is a Loan Party), PNC Bank, National Association (with respect to other Loan Parties), or such other banks as are reasonably approved by the Administrative Agent (each such account, a “Concentration Account”); and

any such default, and cause each of its Subsidiaries to do so, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect.

6.31 CIA Compliance. Comply in all respects with the Existing CIA.

6.32 Interest Rate Protection Not later than 60 days after the Closing Date (as such date may be extended by the Administrative Agent, in its sole discretion), enter into and maintain at all times thereafter for a period of not less than three years, interest rate Swap Contracts with Persons acceptable to the Administrative Agent in an amount equal to at least 50% of the aggregate principal amount of the Term Facilities.

6.33 Additional Financial Information. Within the times set forth therein for such delivery or performance, deliver the information or perform the actions set forth in Schedule 6.33, provided that this covenant shall not be deemed to have been violated until five Business Days (or such longer period as such notifying Lender or Administrative Agent may agree) after the date any Lender or the Administrative Agent provides the Borrower notice of non-compliance with any item in Schedule 6.33.

ARTICLE VII

NEGATIVE COVENANTS

Until the Termination Date, each of Holdings, the Borrower and each other Loan Party shall not, nor shall they permit any other Subsidiary or Minority Investment or Professional Services Affiliate to, directly or indirectly:

7.01 Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, or sign or file or suffer to exist under the UCC or PPSA of any jurisdiction a financing statement that names any Loan Party as debtor, or sign or suffer to exist any security agreement authorizing any secured party thereunder to file such financing statement, or assign any accounts or other right to receive income, other than the following:

(a) Liens pursuant to any Loan Document;

(b) Liens existing as of the First Amendment Effective Date and listed on Schedule 7.01(b) and any renewals or extensions thereof, provided that (i) the property covered thereby is not changed, (ii) the amount not increased, (iii) none of the Loan Parties or their Subsidiaries or Minority Investments not a direct or contingent obligor on the Closing Date shall become a direct or contingent obligor and (iv) any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.02(d);

(c) Permitted Liens;

(d) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

7.16 Formation of Subsidiaries. Organize or invest in any new Subsidiary or Minority Investment without the prior written consent of the Administrative Agent, unless such Investment is permitted pursuant to the terms hereof (including Section 7.03) and, with respect to any such action, Holdings causes such Subsidiary or Minority Investment to comply with Section 6.12.

7.17 Negative Pledge. Enter into or suffer to exist any agreement prohibiting or conditioning the creation or assumption of any Lien upon any of its property or assets except (a) in favor of the Administrative Agent or (b) in connection with (i) any purchase money Indebtedness permitted by Section 7.02(f) solely to the extent that the agreement or instrument governing such Indebtedness prohibits a Lien on the property acquired with the proceeds of such Indebtedness, (ii) any Capitalized Lease permitted by Section 7.02(f) solely to the extent that such Capitalized Lease prohibits a Lien on the property subject thereto, (iii) Liens existing on the date hereof and described on Schedule 7.01(b) hereto, or (iv) Liens granted by Akumin FL securing the Alaris Note (so long as the Alaris Subordination Agreement is in full force and effect and has not been amended since the Closing Date in any manner adverse to the interests of the Agents, the Arranger and the Lenders without the consent of the Administrative Agent).

7.18 Changes in Locations; Name, etc. (a) Change the location of its chief executive office/chief place of business or (b) change its name or change the location where it maintains its records, unless, in either case, it shall have given the Administrative Agent at least 30 days prior written notice thereof and shall have delivered to the Administrative Agent all UCC and PPSA financing statements and amendments thereto as the Administrative Agent shall request and taken all other actions deemed reasonably necessary by the Administrative Agent to continue its perfected security interest in the Collateral.

7.19 Holdings. In the case of Holdings, conduct, transact or otherwise engage in any business or operations other than (i) those incidental to its ownership of the Equity Interests of the Borrower and its Subsidiaries and other Investments, (ii) the performance of the Loan Documents, (iii) providing guarantees permitted under Section 7.02(e) hereof, (iv) the provision of corporate services to the Borrower and its Subsidiaries and other Investments (such as licensing of intellectual property rights and senior management services and, to the extent required by third parties in the ordinary course of business of the Borrower and its Subsidiaries, entering into or guaranteeing leases of real property to be utilized by the Borrower, any Subsidiary or any Professional Services Affiliate or guaranteeing obligations of the Borrower, any Subsidiary or any Professional Services Affiliate that are incurred in the ordinary course of business, to the extent such guarantees are permitted hereunder) and (v) those related to being an offering corporation, reporting issuer and a Person listed on a recognized stock exchange.

7.20 Financial Covenants.

(a) Consolidated Total Leverage Ratio. Permit the Consolidated Total Leverage Ratio as of the last day of any Fiscal Quarter (commencing with the Fiscal Quarter ending June 30, 2019) set forth below to exceed the ratio indicated:

Fiscal Quarter	Maximum Consolidated Total Leverage Ratio
June 30, 2019 to March 31, 2020	5.75:1.00
June 30, 2020	7.50:1.00
September 30, 2020 to December 31, 2020	9.00:1.00
March 31, 2021	8.00:1.00
June 30, 2021	5.50:1.00
September 30, 2021 to June 30, 2022	5.00:1.00
September 30, 2022 to June 30, 2023	4.75:1.00
September 30, 2023 and thereafter	4.50:1.00

; provided that if Holdings or any of its Subsidiaries consummates a Permitted Acquisition at any time after the Fourth Amendment Effective Date, then the maximum Consolidated Total Leverage Ratio for the Fiscal Quarter in which such Permitted Acquisition is consummated and each ensuing Fiscal Quarter shall be determined in accordance with the following (without any adjustment to the required Consolidated Total Leverage Ratio for any Fiscal Quarter prior to the Fiscal Quarter in which such Permitted Acquisition is consummated):

Fiscal Quarter	Maximum Consolidated Total Leverage Ratio
June 30, 2019 to June 30, 2020	5.75:1.00
September 30, 2020 to June 30, 2021	5.50:1.00
September 30, 2021 to June 30, 2022	5.00:1.00
September 30, 2022 to June 30, 2023	4.75:1.00
September 30, 2023 and thereafter	4.50:1.00

(b) Consolidated Fixed Charge Coverage Ratio. Permit the Consolidated Fixed Charge Coverage Ratio to be less than (i) 1.20:1.00 as of the last day of each Fiscal Quarter ~~(commencing with~~from and including the Fiscal Quarter ending September 30, 2018 through and including the Fiscal Quarter ending March 31, 2020, (ii) 1.00:1.00 as of the last day of each Fiscal Quarter from and including the Fiscal Quarter ending June 30, 2020 through and including the Fiscal Quarter ending March 31, 2021 and (iii) 1.20:1.00 as of the last day of each Fiscal Quarter ending on or after June 30, 2021; provided that if Holdings or any of its Subsidiaries consummates a Permitted Acquisition at any time after the Fourth Amendment Effective Date, then the required minimum Consolidated Fixed Charge Coverage Ratio for the Fiscal Quarter in which such Permitted Acquisition is consummated and each ensuing Fiscal Quarter shall be 1.20:1.00 (without any adjustment to the required Consolidated Fixed Charge Coverage Ratio for any Fiscal Quarter prior to the Fiscal Quarter in which such Permitted Acquisition is consummated).

7.21 ERISA.

(a) Permit the affairs of any Loan Party to be conducted so that the underlying assets of the any Loan Party constitutes “plan assets” within the meaning of the Plan Asset Rules.

(b) Permit the occurrence or reasonably expected occurrence of an ERISA Event that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect.

(c) Permit any event, condition or circumstance, including any failure by any Loan Party or any Subsidiary to perform its obligations or make all required contributions under, or maintain, or perform its fiduciary duty with respect to, any Canadian Pension Plan that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address, Etc. Each of the Borrower, the Administrative Agent, ~~the~~BBVA in its capacity as an L/C Issuer and the Swing Line Lender may change its address, ~~telecopier~~facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender and each other L/C Issuer may change its address, ~~telecopier~~facsimile or telephone number for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and Applicable Law, including United States Federal, Canadian federal, state and/or provincial securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal, Canadian federal, state or provincial securities Laws.

(d) Reliance by Administrative Agent, L/C Issuer and Lenders. The Administrative Agent, the L/C Issuer and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices, Letter of Credit Applications and Swing Line Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower (in the absence of the gross negligence or willful misconduct of such Person). All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

(e) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the

Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to any Loan Party, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Loan Party’s or the Administrative Agent’s transmission of Borrower Materials or notices through the Platform, any other electronic platform or electronic messaging service, or through the Internet.

10.3 No Waiver; Cumulative Remedies. No failure by any Lender, the L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders and the L/C Issuer; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) the L/C Issuer or the Swing Line Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as al L/C Issuer or Swing Line Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 10.08 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

10.4 Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. The Borrower agrees to pay on demand (i) all costs and expenses of each Agent and the Arranger in connection with the preparation, execution, delivery, administration, modification and amendment of, or any consent or waiver under, the Loan Documents (including, without limitation, (A) all due diligence, collateral review, syndication, transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and expenses and (B) the reasonable fees and expenses of one primary U.S. counsel, one primary Canadian counsel and reasonably necessary local and/or regulatory counsel (limited to one regulatory counsel in any reasonably necessary specialty and to one local counsel in each reasonably necessary jurisdiction) for the Agents and the Arrangers with respect thereto, with respect to advising such Agent as to its rights and responsibilities, or the perfection, protection or preservation of rights or interests, under the Loan Documents, with respect to negotiations with the Loan Parties or with other creditors of the Loan Parties arising out of any Default or any events or circumstances that may give rise to a Default and with respect to presenting claims in or otherwise participating in or monitoring any bankruptcy, insolvency or other similar proceeding involving creditors’ rights generally and any proceeding ancillary thereto) and (ii) all costs and expenses of each Agent, the Arranger, each Lender and the L/C Issuer (and each Related Party of each Agent, the Arranger and each Lender) in connection with the enforcement of the Loan payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the Laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

10.7 Treatment of Certain Information; Confidentiality. Each of the Administrative Agent~~,~~ and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its ~~Affiliates and to its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives~~Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential~~)~~, and such disclosing Person shall, to the extent within its control, be responsible for the failure of any such Person to whom disclosure is made to comply with such confidentiality obligations), provided that disclosure of any Enhanced Information to any Related Party of the Administrative Agent or a Lender pursuant to this clause (a) shall be limited to those Related Parties that have a need to know such information in connection with the Obligations, the Loan Documents and the credit transactions contemplated hereby and thereby; (b) to the extent requested by any regulatory authority purporting to have jurisdiction over ~~it~~such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners); (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process; (d) to any other party to this Agreement; (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder; (f) subject to an agreement containing provisions substantially the same as those of this Section 10.07, to (i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty’s or prospective counterparty’s ~~professional advisor~~Related Parties) to any credit derivative transaction relating to obligations of the Loan Parties; (g) with the consent of the Borrower; (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 10.07 or (y) becomes available to the Administrative Agent, any Lender, or any of their respective Affiliates on a nonconfidential basis from a source other than Holdings, the Borrower or any of their respective Subsidiaries; (i) to any state, Federal or foreign authority or examiner (including the National Association of Insurance Commissioners or any other similar organization) regulating any Lender; or (j) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender). In addition, the Administrative Agent, and the Lenders may disclose the existence of this Agreement and information about this Agreement (A) to market data collectors, similar service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Credit Extensions and (B) in advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as it may choose, and the circulation of similar promotional materials, on and following the First Amendment Effective Date in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials, including (i) the names of the Borrower and the Loan Parties (or any of them), (ii) the Documentation Agents and their respective Affiliates’ titles and roles in connection with the Transactions and (iii) the amount, type and closing date of the Commitments and the Loans. For the purposes of this ~~Section~~Agreement , (A) “Information” means all information received from ~~any Loan Party~~or on behalf of Holdings or any Subsidiary relating to ~~any Loan Party or its business~~Holdings or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, or any Lender on a nonconfidential basis prior to disclosure by Holdings or any ~~Loan Party~~Subsidiary; provided that, in the case of information received from ~~a Loan Party~~Holdings or any Subsidiary after the date hereof, such information shall be treated as confidential unless such information is clearly identified ~~in writing~~at the time of delivery as not being confidential, and (B) “Enhanced Information” means all Information received from or on behalf of Holdings or any Subsidiary in connection with the entering into of the Fourth Amendment or after the Fourth Amendment Effective Date that is beyond the scope of Information provided to the Administrative Agent and the Lenders prior to the Fourth Amendment Effective Date, is of a particularly confidential nature to Holdings and its Subsidiaries, and is clearly identified by the Person providing such information as being “Enhanced Information” at the time of delivery ~~as confidential~~thereof. Any Person required to maintain the confidentiality of Information as provided in this Section 10.07 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Each of the Administrative Agent, the Lenders and the L/C Issuers acknowledges that (x) the Information may include material non-public information concerning Holdings or a Subsidiary, as the case may be, (y) it has developed compliance procedures regarding the use of material non-public information and (z) it will handle such material non-public information in accordance with Applicable Law, including United States Federal, Canadian federal, state and provincial securities Laws.

10.8 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness, provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.12 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, the Administrative Agent and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, or their respective Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative

Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

10.18 Additional Titles. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Lead Arranger and Bookrunner shall have no duties or responsibilities in their capacity as such hereunder and such Persons shall not have or be deemed to have any fiduciary relationship with any Lender, and no implied responsibilities, duties or obligations of the Lead Arranger or Bookrunner shall be construed to exist in this Agreement or any other Loan Document.

10.19 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Loan Party in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent or any Lender from any Loan Party in the Agreement Currency, such Loan Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent or any Lender in such currency, the Administrative Agent or such Lender, as the case may be, agrees to return the amount of any excess to such Loan Party (or to any other Person who may be entitled thereto under applicable Law).

10.20 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), Holdings, the Borrower and each other Loan Party acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Lead Arranger and the Lenders are arm’s-length commercial transactions between Holdings, the Borrower, each other Loan Party and their respective Affiliates, on the one hand, and the Administrative Agent, the Lead Arranger and the Lenders, on the other hand, (B) each of Holdings, the Borrower and the other Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) Holdings, the Borrower and each other Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, the Lead Arranger and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for Holdings, the Borrower, any other Loan Party or any of their respective Affiliates, or any other Person and (B) neither the Administrative Agent, the Lead Arranger nor any Lender has any obligation to Holdings, the Borrower, any other Loan Party or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Lead Arranger and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Holdings, the Borrower, the other Loan Parties and their respective Affiliates, and neither the Administrative Agent, the Lead Arranger nor any Lender has any obligation to disclose any of such interests to Holdings, the Borrower, any other Loan Party or any of their respective Affiliates. To the fullest extent permitted by law, each of Holdings, the Borrower and each other Loan Party hereby waives and releases any claims that it may have against the Administrative Agent, the Lead Arranger or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AKUMIN INC., as Holdings

By:
Name:
Title:

AKUMIN CORP., as the Borrower

By:
Name:
Title:

[SIGNATURES CONTINUED ON NEXT PAGE]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

~~COMPASS BANK~~BBVA USA, as Administrative Agent

By:
Name:
Title:

[SIGNATURES CONTINUED ON NEXT PAGE]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

~~COMPASS BANK~~BBVA USA, as a Lender

By:
Name:
Title:

By:
Name:
Title:

Lending Office:

[___]

Notices:

[___]

[SIGNATURES CONTINUED ON NEXT PAGE][1]

[1]	NTD: Additional Lender signature pages to be provided.

SCHEDULE 10.02

ADMINISTRATIVE AGENT’S OFFICE,

CERTAIN ADDRESSES FOR NOTICES

BORROWER:

AKUMIN INC., as Holdings,
AKUMIN CORP., as Borrower
8300 W. Sunrise Boulevard
Plantation, FL, 33322
Attention:	Riadh Zine
Telephone:	954-577-6000
Facsimile:	954-577-5816
Electronic Mail:	riadh.zine@akumin.com

ADMINISTRATIVE AGENT:

For payments and Requests for Credit Extensions:

Administrative Agent’s Office (

Attention:	LD&FC Agency Services
Facsimile:	205-524-9604
Electronic Mail: ldfcagencyservices.us@bbva.com]

USD PAYMENT INSTRUCTIONS:
Bank Name:	~~Compass Bank~~BBVA USA
Address:	8333 Douglas Ave, 2nd FL,Dallas, TX 75225
ABA #:	113010547

Account Name: Agency Services Wire GL

Account Number: 90173032

Attn: Agency Services

Reference: Akumin Corp.

For delivery of financial statements and Compliance Certificates pursuant to Sections 6.01 and 6.02:

Kyle L. Sederstrom

BBVA ~~Compass~~USA - Middle Market

Vice President - Corporate Relationship Manager

Fort Worth - Two Museum Place

3131 West 7th Street, Suite 200

Fort Worth, Texas 76107

Telephone:	817 735 0979
Facsimile:	817 375 3535
Electronic Mail:	kyle.sederstrom@bbva.com

For delivery of other Notices to Administrative Agent:

~~COMPASS BANK d/b/a~~ BBVA ~~COMPASS~~USA

Attention: Kyle Sederstrom

Electronic Mail: ldfcagencyservices.us@bbva.com, kyle.sederstrom@bbva.com, and

ny.us.syndicated.finance.group@bbva.com.

Annex II

(to Fourth Amendment to Loan Documents)

SCHEDULE 2.01

COMMITMENTS

AND APPLICABLE PERCENTAGES

REVOLVING CREDIT FACILITY

Revolving Credit Lender	Revolving Credit Commitment	Applicable Percentage (Revolving Credit Facility)
Compass Bank	$45,000,000.00	65.217391304%
Bank of Nova Scotia	$12,000,000.00	17.391304348%
BankUnited, N.A.	$7,000,000.00	10.144927536%
National Bank of Canada	$5,000,000.00	7.246376812%

Total:	$69,000,000.00	100.000000000%

Annex III

(to Fourth Amendment to Loan Documents)

Schedule 6.33

SCHEDULE 6.33

[Redacted for confidentiality reasons]

Confidential and Non-Public Information in accordance with the Credit Agreement to which this Schedule 6.33 is attached.